Exhibit (g)(i)

General & Cologne Life Re

AMENDMENT TO TREATY #L127-099, Dated June 1, 1980

CEDING COMPANY:	LUTHERAN BROTHERHOOD Minneapolis, Minnesota

REINSURANCE COMPANY:	GENERAL & COLOGNE LIFE RE OF AMERICA Stamford, Connecticut

ACCOUNT NUMBER:	736, 869

EFFECTIVE DATE:	January 1, 2002

AMENDMENT NUMBER:	L127-099-003

TYPE OF BUSINESS:	Facultative

AMENDMENT PROVISIONS:	This agreement is hereby amended to reflect the merger of Lutheran Brotherhood and Aid Association For Lutherans. Therefore, all references to Lutheran Brotherhood are replaced with Aid Association For Lutherans.

OTHER CONDITIONS:	As in basic treaty and other applicable addenda.

IN WITNESS WHEREOF, the Parties hereto have had their respective officers execute this Addendum as indicated below.

GENERAL & COLOGNE LIFE RE OF AMERICA AID ASSOCIATION FOR LUTHERANS

01/11/2002

CONTENTS

Page

Specifications Page	1

Contents	2

General Provisions
Parties to the Agreement	3

Benefits to the Ceding Company
Reinsurance Coverage	3
Effect of Policy Changes	3
Effect of Reinstatement	4
Changes in Retention and Recapture	4
Settlement of Claims	5
Premium Tax Credits	6
Insolvency	6

Conditions of the Reinsurance Coverage
Company Data	7
Oversights	7
Inspection of Records	7
Payment of Premiums	7
Arbitration	7
Duration of Agreement	7

Special Provisions
Basis of Reinsurance	8
Mode of Reinsurance	8
Plan of Reinsurance	9
Premium Accounting	9

Exhibits
Ceding Company Retention Limits at Inception	A
Cession Form	B
Reinsurance Premiums	C
Reinsurance Benefit Amounts	D

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REINSURANCE AGREEMENT

SPECIFICATIONS PAGE

CEDING COMPANY:	LUTHERAN BROTHERHOOD LIFE INSURANCE COMPANY Minneapolis, Minnesota

COLOGNE:	COLOGNE LIFE REINSURANCE COMPANY Stamford, Connecticut

EFFECTIVE DATE:	June 1, 1980 issues

TYPE OF BUSINESS:	Facultative only

BINDING:	Subject agreement with Cologne Life Reinsurance Underwriters

REPORTING:	Individual cessions

PLAN OF REINSURANCE:	YRT Life Reinsurance

PREMIUMS:	Scale 023 age last birthday; $20.00 Policy Fee

ACCOUNTING:	Monthly billing by Cologne Life Reinsurance Company

LIMIT PER LIFE:	No limit

JUMBO LIMIT:	Not Applicable

MINIMUM CESSION:	$5000

RECAPTURE:	After 20 years

IN WITNESS OF THE AGREEMENT which is detailed in the attached General Provisions, Special Provisions and Exhibits, the PARTIES have had their respective officers execute it in duplicate below.

LETTER OF UNDERSTANDING

COLOGNE REINSURANCE TREATY

Effective June 1, 1980

Our understanding of certain provisions in our reinsurance agreement is stated below. These are to be considered as part of the treaty.

SPECIFICATION PAGE

Note the change in minimum cession size.

PAGE 3, REINSURANCE COVERAGE

Explicit acceptance of the risk by Cologne is taken to mean their making an offer on a case and our notifying Cologne of our acceptance of their offer.

PAGE 3, EFFECTS OF POLICY CHANGES

In the application of this section to changes resulting in reduction or termination, it is understood that, generally, the reinsurer’s portion of the risk is first to be reduced. This should be accomplished in such a manner that the retention of the reinsured on a particular life is not increased.

The limitation on extended term is void. The reinsurer is bound by the ceding company’s rules regarding extended term on substandard.

PAGE 5, SETTLEMENT OF CLAIMS

Under Item 3, “unusual expenses” is assumed to include punitive, compensatory and/or statutory damages where the reinsurer elected to join in a contest. Generally this would apply when the reinsurer was an active party and directed, consented to, or ratified the act, omission, or course of conduct which ultimately results in the assessment of such damages.

For misstatement of age or sex, reinsurance values will be adjusted in a manner consistent with the ceding company’s treatment of the insured.

PAGE 7, PAYMENT OF PREMIUMS

It is understood that termination for nonpayment of premiums applies only to that reinsurance on which premiums are overdue.

EXHIBIT D, LIFE

1.	Cash Value Plans

Terminal reserves will be on the ceding company’s basis.

3.	Decreasing Term Plans

Amount at risk will be the face amount at the end of the policy year.

Letter of Understanding

Cologne Reinsurance Treaty

EXHIBIT D, ADB LIMITS

The ADB limit of $150,000 is increased to the ceding company’s limit.

EXHIBIT D, DISABILITY WAIVER OF PREMIUM

The liability of the reinsurer for waiver of premium claim amounts will be based on the benefit as specified in the ceding company’s policy. Thus the liability of the reinsurer will follow that of the ceding company.

It is assumed that since the reinsurer’s waiver benefit doesn’t include waiver of premium premium, that no reinsurance premium for waiver is payable if a policy is in claim status.

SCALE 023

Note change to minimum cession size and interim insurance premium rate.

EXECUTED BY:

GENERAL PROVISIONS

PARTIES TO THE AGREEMENT: Ceding Company and Cologne.

This Agreement is solely between the Ceding Company and Cologne. The acceptance of risks under this Agreement shall create no right or legal relation whatever between Cologne and the insured, owner or beneficiary of any insurance policy or other contract of the Ceding Company.

BENEFITS TO THE CEDING COMPANY:

Reinsurance Coverage. The liability of Cologne under the Agreement shall follow the conditions of liability of the Ceding Company under the policy or contract reinsured and shall be subject to those conditions to the extent of the reinsurance effected.

The liability of Cologne shall begin and end with the liability of the Ceding Company; however, Cologne’s liability shall be subject in the case of facultative reinsurance to explicit acceptance of the risk by Cologne. Reinsurance shall be inforce and binding on Cologne as long as the issuance of insurance by the Ceding Company constituted the doing of business in a jurisdiction in which the Ceding Company was properly licensed and the reinsurance premiums continue to be paid when due while the insurance remains in force.

Effect of Policy Changes. Whenever a change is made in the status, plan, amount or other material feature of the policy issued by the Ceding Company to the Insured, Cologne shall, upon notification of the change, provide appropriately adjusted reinsurance coverage.

If the amount of insurance is reduced, the amount of reinsurance shall be reduced proportionately and any unearned premiums associated with the reduction returned to the Ceding Company.

If the amount of insurance is increased, the Ceding Company shall have the right to have the increase considered as new reinsurance under this Agreement.

If the original policy lapses and extended term insurance or reduced paid-up insurance is granted under the terms of the policy, Cologne shall be obligated to honor an amended cession for the adjusted amount of reinsurance and to accept appropriately adjusted reinsurance premiums calculated in the same manner as on the original cession. However, Cologne shall not be obliged to provide coverage for extended term insurance on policies issued at substandard ratings greater than 150% of standard or the equivalent in flat extra premium unless Cologne specifically agrees in advance to do so.

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Effect of Reinstatement. If a reinsured policy which has lapsed for nonpayment of premium is reinstated in accordance with its terms and with Ceding Company rules, Cologne shall be obligated, upon notification of policy reinstatement, to reinstate the pre-existing reinsurance coverage. Upon reinstatement of the reinsurance coverage, the Ceding Company shall pay the reinsurance premiums in arrears with interest at the same rate as the Ceding Company receives under its policy.

Changes in Retention and Recapture. Whenever the Ceding Company changes its limits of retention, it shall promptly inform Cologne and Cologne shall be obliged to accept the notice and make it part of this Agreement. At the effective date of this Agreement, the retention limits of the Ceding Company are as shown in Exhibit A. If the Ceding Company increases its retention limits, it shall have the option of applying the increase in retention limits to existing reinsurance and reducing the reinsurance inforce in accordance with the following rules:

(a)	The Ceding Company shall give Cologne written notice of its intention to apply the new limits of retention to existing business.

(b)	The reduction in reinsurance shall be made on the next anniversary of each cession affected. However, no reduction shall be made until a cession has been in force for the minimum period necessary to qualify for recapture, which is given on the Specifications Page of this Agreement.

(c)	No reduction shall be made in the reinsurance on any life unless the Ceding Company retained its maximum retention limit for the plan, age and mortality rating at the time the policy was issued. If any reinsurance is recaptured following a retention increase, all reinsurance which is subject to recapture under these provisions must be similarly recaptured. If there is reinsurance in other companies on risks eligible for recapture, the necessary reduction is to be applied pro rata to the total outstanding reinsurance.

In the event the Ceding Company overlooks any reductions or cancellations of reinsurance which should be made on account of an increase in its retention limits, the acceptance by Cologne of reinsurance premiums after the effective dates of the reductions or cancellations shall not constitute or determine a liability on the part of Cologne for such reinsurance, and Cologne shall be liable only for a credit of the premiums so received, without interest.

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Settlement of Claims. Cologne’s liability to the Ceding Company for reinsurance benefits shall follow the Ceding Company’s liability for such benefits under the terms of its policies. However, Cologne shall pay death claims in one lump sum regardless of the mode of settlement provided in the policy, and Cologne may pay disability waiver of premium claims in one payment per year regardless of the mode of premium payment specified in the policy.

Whenever a claim is made under a policy of the Ceding Company, Cologne shall consider the claim to be for the amount of reinsurance on the risk. Cologne shall abide the issue as it is settled by the Ceding Company and shall pay the amount of reinsurance in effect when the Ceding Company settles with the claimant, including any required interest from date of death to date of payment, subject only to the limitations set forth in paragraphs 1 through 3 below:

1.	In every case of loss, copies of proofs obtained by the Ceding Company shall be taken as sufficient. Both copies of proofs of loss and a statement showing the amount paid on the claim by the Ceding Company shall be furnished to Cologne before or with a request for payment of Cologne’s share.

2.	The Ceding Company shall consult with Cologne before making admission of liability for a claim on any case where Cologne carries at least 80% of the risk.

3.	Any suit or claim may be contested or compromised by the Ceding Company. Cologne may choose not to participate in contesting a claim, and if it so chooses, it shall pay the full amount of the reinsurance at once. If Cologne joins the Ceding Company in a contest or compromise which results in a reduced claim settlement, then the Ceding Company and Cologne shall participate in proportion to their respective net liabilities before the reduction. If Cologne has given written consent to participate in defending or investigating a claim or in taking up or rescinding a policy reinsured under this Agreement, any unusual expenses incurred by the Ceding Company (aside from routine investigations and other incidental claims settlement expenses) shall be shared in the same proportion.

In the event of an increase or decrease in the amount of the Ceding Company’s insurance on any policy reinsured hereunder because of a misstatement of age or sex which is established after the death of the Insured, the Ceding Company and Cologne shall share in the change in amount in proportion to their respective net liabilities prior to the increase or decrease. The amount at risk and the reinsurance premium for the policy year of death shall be recalculated on the basis of the adjusted face amount using premiums and reserves at the correct age and sex, and the adjustment for the difference in reinsurance premiums shall be made without interest.

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Premium Tax Credits. Cologne shall reimburse the Ceding Company for premium taxes on reinsurance premiums to the extent that Cologne is not itself required to pay the taxes directly.

Insolvency. In the event of insolvency of the Ceding Company, all payments normally made to it by Cologne shall be payable directly to the liquidator, receiver or statutory successor of the Ceding Company on the basis of the liability of the Ceding Company under the contract or contracts reinsured without diminution because of insolvency of the Ceding Company.

In the event of insolvency of the Ceding Company, the liquidator, receiver or statutory successor shall give Cologne written notice of the pendency of a claim on a policy reinsured within a reasonable time after the claim is filed in the solvency proceeding. During the pendency of the claim Cologne may investigate the claim, and in a proceeding where the claim is to be adjudicated, Cologne may, at Cologne’s own expense, interpose in the name of the Ceding Company (its liquidator, receiver or statutory successor) any defense or defenses which Cologne may deem available to the Ceding Company or its liquidator, receiver or statutory successor.

The expense thus incurred by Cologne shall be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Ceding Company solely as a result of the defense undertaken by Cologne. Where two or more reinsurers participate in the same claim and a majority in interest elect to interpose a defense to the claim, the expense shall be apportioned in accordance with the terms of the reinsurance agreements as though the expense had been incurred by the Ceding Company.

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CONDITIONS OF THE REINSURANCE COVERAGE:

Company Data. The Ceding Company agrees to keep Cologne informed of the terms of its policies and contracts reinsured under this Agreement by furnishing Cologne with copies of its application forms, policy forms, supplementary agreements, rate books and other materials relevant to the coverages reinsured.

Oversights. Errors and omissions of an accidental or unintentional nature shall be corrected and both parties shall be restored to the positions they would have occupied had no such errors or omissions occurred.

Inspection of Records. Cologne shall have the right at any reasonable time to inspect, at the office of the Ceding Company, all books and documents relating to any reinsurance under this Agreement.

Payment of Premiums. In the event of non-payment of any reinsurance premiums when due, Cologne’s liability shall continue. However, Cologne shall have the right to terminate reinsurance coverage for inforce business, but only after it has given three months’ notice in writing of its intention to terminate coverage and only if reinsurance premiums remain unpaid.

Arbitration. All disputes and differences between the two contracting parties on which an amicable understanding cannot be reached shall be decided by arbitration at the Home Office of the Ceding Company. The following procedure shall apply:

1.	There shall be three arbitrators who must be officers of life insurance companies other than the parties to this Agreement. One of the arbitrators is to be appointed by the Ceding Company, the second by Cologne and the third is to be selected by these two arbitrators before the start of arbitration. Should one of the parties decline to appoint an arbitrator or should the two arbitrators be unable to agree upon the choice of a third, the appointment shall be left to the chief executive officer of the American Council of Life Insurance or its successor organization.

2.	The arbitrators shall not be required to observe formal rules of procedure and evidence, and shall view this Agreement from the standpoint of equity and practical business ethics rather than from that of strict law. They shall decide by majority vote. The cost of arbitration, including the fees of the arbitrators, shall be borne by the losing party unless the arbitrators decide otherwise.

Duration of Agreement. This Agreement shall have the effective date shown on the Specifications Page and shall be unlimited in duration. It may be terminated at any time, insofar as it pertains to the handling of subsequent new business, by either party giving three months’ notice of termination in writing. Cologne shall continue to accept new business during the three month period and shall continue to be liable on all inforce reinsurance granted under this Agreement until the termination or expiry of the insurance reinsured.

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SPECIAL PROVISIONS

FACULTATIVE

Basis of Reinsurance. The Ceding Company may request facultative consideration of any risk by sending Cologne a Reinsurance Application form as shown in Exhibit B showing details of the risk together with any medical examination reports, electrocardiograms, inspection reports and other information which the Ceding Company has pertaining to the insurability of the risk. Cologne shall give the Reinsurance Application immediate consideration and shall promptly notify the Ceding Company of its decision.

If Cologne accepts the risk and the Ceding Company accepts and acts in accordance with Cologne’s decision, Cologne shall become liable for its share of the risk, its liability commencing with that of the Ceding Company.

Unless specifically agreed to the contrary, Cologne shall hold its file on a pending case open for 120 days, after which time Cologne shall, in the absence of notification of case status, routinely close its file.

Mode of Ceding – Individual Cession. As soon as possible after a reinsured policy is placed in force, the Ceding Company shall send Cologne a Formal Cession as shown in Exhibit B giving details of the risk and of the reinsurance. The Cession shall be processed by Cologne and a copy or record card shall be returned to the Ceding Company in acknowledgement of the transfer of risk.

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SPECIAL PROVISIONS

RISK PREMIUM

Plan of Reinsurance. Unless otherwise agreed, Life reinsurance shall be on the Risk Premium basis at the premium rates shown in Exhibit C to provide the reinsurance benefits described in Exhibit D.

Supplementary policy benefits covering Accidental Death, Disability Waiver of Premium, and Payor Death or Disability may be reinsured on the basis described in Exhibit C.

Premium Accounting – Monthly Billing. Reinsurance premiums shall be paid by the Ceding Company to Cologne annually in advance for each case reinsured.

Each month Cologne shall send the Ceding Company a statement in duplicate showing reinsurance premiums falling due within that month. Within twenty days after the close of the month, the Ceding Company shall return one copy of the statement together with a remittance for the premiums due Cologne and a list of adjustments made necessary by changes in reinsurance during the month. When the remittance is for the amount billed, the adjustments shall be confirmed with the appropriate credits on a billing statement from Cologne within the following two months.

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